1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

ALEXANDER KARAMPATSOS

alexander.karampatsos@dechert.com
+1 202 261 3402 Direct

September 25, 2018

VIA EDGAR CORRESPONDENCE

David Orlic

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:               Forethought Variable Insurance Trust (SEC File No. 811-22865) (the “Registrant”)

Dear Mr. Orlic:

This letter responds to comments you provided telephonically to me on September 13, 2018 with respect to the Registrant’s preliminary proxy statement filed on Schedule 14A (the “Preliminary Proxy”) on September 7, 2018.  On behalf of the Registrant, we have summarized your comments below and provided the Registrant’s responses immediately thereafter.  Capitalized terms have the meanings attributed to such terms in the Preliminary Proxy.

Comment 1:                           We note that the Preliminary Proxy and the voting instruction card should be marked as “preliminary.” Please ensure that all future preliminary proxy statements and voting instruction cards are marked as “preliminary” for future filings.

Response 1:                              The Registrant acknowledges this comment and will incorporate your comment in future filings.

Comment 2:                           We note that the following disclosure is included in “The Liquidation” section of the Preliminary Proxy:

In these circumstances, however, shareholder approval of the Plans of Liquidation would obviate the need for FLIC to obtain an order of the U.S. Securities and Exchange Commission to substitute any Contract Owner’s interest in a Liquidating Portfolio with an interest in the Invesco V.I. Government Money Market Fund on the Liquidation Date (as defined below).

Please consider adding disclosure clarifying why FLIC would otherwise need to obtain an order from the U.S. Securities and Exchange Commission.

Response 2:                              The Registrant has added disclosure consistent with this comment.

Comment 3:                           We note that the following disclosure is included in “The Liquidation — Reasons for the Liquidation” section of the Preliminary Proxy: “The Liquidating Portfolios had minimal asset growth during the time they were offered.” Please quantify the amount of such asset growth.

Response 3:                              The Registrant has revised the disclosure consistent with this comment.

Comment 4:                           Please include disclosure comparing the performance of each Liquidating Portfolio against the performance of the Invesco V.I. Government Money Market Fund.

Response 4:                              The Registrant notes that as a money market fund, the Invesco V.I. Government Money Market Fund is not comparable with respect to investment objective, performance or fees to any of the Liquidating Portfolios.  The Registrant is not recommending that shareholders invest in the Invesco V.I. Government Money Market Fund. The Invesco V.I. Government Money Market Fund is simply the default investment option in the event that contract value is still allocated to a Liquidating Portfolio on the Liquidation Date. The Registrant believes, therefore, that the requested disclosure may be confusing to Contract Owners.  The Registrant also notes that Contract Owners will receive the Invesco V.I. Government Money Market Fund’s summary prospectus when they receive the Proxy Statement, and will be able to review the Invesco V.I. Government Money Market Fund’s performance and fees.  Accordingly, the Registrant does not believe it is necessary or appropriate to compare the performance of each Liquidating Portfolio against the performance of the Invesco V.I. Government Money Market Fund. For the foregoing reasons, the Registrant respectfully declines to make any changes in response to this comment.

Comment 5:                           Page 2 of the Preliminary Proxy states that “the administrative fees for the Liquidating Portfolios also increased. . . .” Please quantify the amount of the increase and clarify the nature and recipient of the administrative fees.

Response 5:                              The Registrant has revised the disclosure consistent with this comment.

Comment 6:                           Page 2 of the Preliminary Proxy states that:

In approving each Liquidation, the Board considered several factors in connection with the proposed Liquidation, including but not limited to the following: (a) the size of each Liquidating Portfolio; (b) the administrative fees of each Liquidating Portfolio; (c) the limited prospects for future growth; (d) the Adviser’s recommendation to liquidate the Liquidating Portfolios; (e) the terms of the proposed Plans of Liquidation and (f) that the Adviser will pay the costs incurred in the proposed Liquidations.

Please include disclosure indicating whether the Board considered any alternatives to liquidating the Liquidating Portfolios.

Response 6:                              The Registrant has added disclosure consistent with this comment.

Comment 7:                           Please confirm supplementally that FLIC will issue supplements to the prospectuses for its affected Contracts advising Contract Owners of the Liquidations and their transfer rights under their respective Contracts.

Response 7:                              The Registrant so confirms.

Comment 8:                           Please include a fuller discussion of the factors that the Board considered in connection with the Liquidations. In particular, to the extent that the Board considered any factors that were adverse to its determination to liquidate the Liquidating Portfolios, please include additional disclosure in “The Liquidation — Approval of the Liquidation” section.

Response 8:                              The Registrant has added disclosure consistent with this comment.

Comment 9:                           Page 3 of the Preliminary Proxy states that:

For at least 30 days prior to the Liquidation, Contract Owners may transfer any contract value allocated to a Liquidating Portfolio to any of the other investment options available under their Contracts free of charge. All such transfers will not be counted against any limitation on the number of free transfers that may be performed by a Contract Owner under the Contract, but they remain subject to all other restrictions on transfers, such as frequent trading or market timing restrictions and applicable investment restrictions.

Please explain supplementally why it is appropriate to limit such free transfers to 30 days prior to the Liquidation.

Response 9:                              The Registrant has revised the disclosure to indicate that at any time prior to the Liquidation, Contract Owners may transfer any contract value allocated to a Liquidating Portfolio to any of the other investment options available under their Contracts free of charge, and that such transfers will not be counted against any limits on the number of free transfers.

Comment 10:                    Page 3 of the Preliminary Proxy states that:

If the Plans of Liquidation are approved, on the Liquidation Date, any contract value that remains allocated to a Liquidating Portfolio will be automatically reallocated to the Invesco V.I. Government Money Market Fund.

Please revise the disclosure to indicate that such reallocations will be effected at the net asset value of shares of the Invesco V.I. Government Money Market Fund.

Response 10:                       The Registrant has revised the disclosure consistent with this comment.

Comment 11:                    Please include disclosure comparing the fees and expenses of each Liquidating Portfolio against the fees and expenses of the Invesco V.I. Government Money Market Fund

Response 11:                       The Registrant notes that as a money market fund, the Invesco V.I. Government Money Market Fund is not comparable with respect to investment objective, performance or fees to any of the Liquidating Portfolios.  The Registrant is not recommending that shareholders invest in the Invesco V.I. Government Money Market Fund. The Invesco V.I.

Government Money Market Fund is simply the default investment option in the event that contract value is still allocated to a Liquidating Portfolio on the Liquidation Date. The Registrant believes, therefore, that the requested disclosure may be confusing to Contract Owners.  The Registrant also notes that Contract Owners will receive the Invesco V.I. Government Money Market Fund’s summary prospectus when they receive the Proxy Statement, and will be able to review the Invesco V.I. Government Money Market Fund’s performance and fees.  Accordingly, the Registrant does not believe it is necessary or appropriate to compare the fees and expenses of each Liquidating Portfolio against the performance of the Invesco V.I. Government Money Market Fund. For the foregoing reasons, the Registrant respectfully declines to make any changes in response to this comment.

Comment 12:                    Page 3 of the Preliminary Proxy states that:

Neither the Liquidation nor the automatic reallocation of contract values to the Invesco V.I. Government Money Market Fund is expected to result in any material adverse federal income tax consequences to Contract Owners.

Please consider clarifying this disclosure to precisely indicate such federal income tax consequences or state that the liquidation or automatic reallocation of contract values to the Invesco V.I. Government Money Market Fund is expected to result in “no” adverse federal income tax consequences.

Response 12:                       The Registrant has revised the disclosure consistent with this comment.

Comment 13:                    Please confirm supplementally that Contract Owners may surrender amounts automatically reallocated to the Invesco V.I. Government Money Market Fund as a result of a Liquidation without payment of any associated surrender charge under their Contracts if such surrender is made within 30 days after the date of the Liquidation.

Response 13:                       The Registrant so confirms.

Comment 14:                    Page 4 of the Preliminary Proxy states that a “Fund Facilitation Fee may be charged” on assets invested in the Invesco V.I. Government Money Market

Fund. Please disclose the circumstances when the Fund Facilitation Fee will and will not be charged. Alternatively, please change “may be” to “will,” if appropriate.

Response 14:                       The Registrant has revised the disclosure to indicate that the Fund Facilitation Fee “will” be charged on assets invested in the Invesco V.I. Government Money Market Fund.

Comment 15:                    In the “General Information About this Proxy — Vote Required” section of the Preliminary Proxy, please disclose the effect of abstentions on the vote to approve each Proposal.

Response 15:                       The Registrant has added disclosure consistent with this comment.

Comment 16:                    Please make bold the first sentence of the Voting Instruction Card that indicates the entity soliciting voting instructions in accordance with Rule 14a-4 under the Securities Exchange Act of 1934, as amended.

Response 16:                       The Registrant has revised the disclosure consistent with this comment.

We believe that the foregoing has been responsive to your comments. Please call the undersigned at (202) 261-3402 if you wish to discuss this correspondence further.

Sincerely,

/s/ Alexander C. Karampatsos
Alexander C. Karampatsos

cc:	Sarah M. Patterson
Elizabeth Constant
John V. O’Hanlon